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                                                                     EXHIBIT D-1

                     IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE



In re                                      )       Chapter 11
                                           )
THE COLUMBIA GAS SYSTEM, INC. and          )
COLUMBIA GAS TRANSMISSION CORPORATION      )       Case Nos. 91-803 (HSB)
                                           )                    804
               Debtors.                    )


                    MOTION OF THE COLUMBIA GAS SYSTEM, INC.
             FOR AN ORDER AUTHORIZING INTEREST-RATE HEDGING PROGRAM

TO:      THE HONORABLE HELEN S. BALICK
         CHIEF UNITED STATES BANKRUPTCY JUDGE


                 The Columbia Gas System, Inc. ("CG") hereby files this motion

(the "Motion") for an Order Authorizing an Interest-Rate Hedge Program.  In

support of this Motion, CG respectfully represents as follows:



                             PRELIMINARY STATEMENT

                 1.       By this Motion, CG seeks authorization to implement

certain interest-rate hedging strategies described below (the "Hedge Program")

prior to the issuance of approximately $2.1 billion in principal amount of new debentures ranging in final maturities from five (5) years to thirty (30) years

(the "New Indenture Securities") pursuant to its Third Amended Plan of

Reorganization dated July 27, 1995 (the "Plan").  Under the Hedge Program, CG

proposes to hedge


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the U.S. Treasury securities ("U.S. Treasuries") component embedded in the cost of the New Indenture Securities, using one or more strategies, in order to mitigate the interest rate risk inherent in the future issuance of such securities.  CG also seeks authority to implement the Hedge Program, after first obtaining the approval of the Official Committee of Unsecured Creditors for CG (the "Creditors Committee") and the Official Committee of Equity

Security Holders for CG (the "Equity Committee") or their respective designates, using whatever strategy or strategies it deems appropriate at the time of implementation in order to limit its exposure to interest rate fluctuation and to arrange the most effective interest-rate hedging strategies.

Declines in long-term interest rates permit CG to lock in historically attractive and favorable interest rates on the New Indenture Securities.  U.S.

Treasury yields are currently trading close to twenty-five year lows.  Thus,

upon emergence from bankruptcy, CG could have one of the lowest long-term debt cost structures in its industry if it were afforded the opportunity to lock-in current rates.  In general, under the Hedge Program, CG will be able to utilize the various strategies described below to lock in interest rates prior to the pricing and issuance of the New Indenture Securities.  CG believes that the costs and risks associated with the Hedge Program are reasonable given the potential benefit of the Hedge Program to it, its creditors and its equity holders, and the large potential cost of not undertaking such hedging strategies during favorable market conditions.  Accordingly, CG avers that this

Court's authorization of the Hedge Program is in the best interests of its estate both pre-emergence and post-emergence.





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                                  INTRODUCTION

                 2.       On July 31, 1991, CG and one of its wholly-owned

subsidiaries, Columbia Gas Transmission Corporation ("TCO" and together with

CG, the "Debtors") filed petitions for reorganization under Chapter 11 of title

11 of the United States Code (the "Bankruptcy Code") with this Court and were thereupon continued in the management of their respective businesses and possession of their respective properties as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.  No trustee or examiner has been appointed in these cases, except a fee examiner has been appointed by order of this Court.

                 3.       On August 12, 1991, the United States Trustee

appointed the Creditors Committee and the Official Committee of Unsecured

Creditors for TCO.  On September 30, 1991, the United States Trustee appointed an Official Committee of Customers for TCO, and on October 18, 1991, the United

States Trustee appointed the Equity Committee.

                 4.       This Court has jurisdiction over this application

pursuant to 28 U.S.C. sections 157 and 1334.  Venue of these proceedings and the within application in this district is proper pursuant to 28 U.S.C.

sections 1408 and 1409.  The statutory predicates for the relief sought herein are sections 105(a) and 363 of the Bankruptcy Code.





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                 5.       The Debtors and their affiliates comprise one of the

largest natural gas systems in the United States, composed of CG, a public utility holding company registered as such under the Public Utility Holding

Company Act of 1935, as amended ("PUHCA"), a service company and eighteen other operating subsidiaries, including TCO.  The subsidiaries of CG are primarily engaged in the three principal segments of the natural gas business --

exploration and production, interstate transmission and local distribution --

as well as other energy ventures such as cogeneration, propane marketing and non-regulated gas marketing.

                                   BACKGROUND

                 6.       On July 27, 1995, CG filed its Third Amended Plan of

Reorganization (the "Plan").  A disclosure statement relating to that Plan has been approved, and CG has been authorized to solicit the votes of its creditors and shareholders on the Plan, subject only to the issuance of a report of the

Securities and Exchange Commission under PUHCA approving the financing and restructuring provisions contained in the Plan.

                 7.       Under the Plan, CG is projected to issue

approximately $2.1 billion in principal amount of the New Indenture Securities,

which will be priced in relation to the long-term interest rates in effect just prior to their issuance.  Due to the potential size of the issuance (up to $2.1 billion), CG has significant interest-rate exposure in connection with the issuance of the New Indenture Securities between now and the issuance date.

The interest rates under the New Indenture Securities will be equal to the yield on benchmark U.S. Treasuries plus a spread based on the average spread over the relevant Treasury yields to maturity for market baskets of debt securities having comparable maturities, ratings, and call protection and issued by comparable companies.  If long-term interest





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rates were to rise between the time CG enters into the proposed hedging transactions and the date the New Indenture Securities are priced under the pricing formula, the interest rates under the New Indenture Securities would rise and CG's cost of capital would increase.  For example, a 100 basis point increase in interest rates would cost CG approximately $21 million annually in pre-tax dollars on the new Indenture Securities.

                 8.       As discussed more fully below, the financial markets

provide an avenue to hedge the U.S. Treasury component embedded in the ultimate cost of borrowing to CG, but not the spread.




                                RELIEF REQUESTED

                 9.       By this motion, CG seeks authorization to implement

the Hedge Program prior to the issuance of the New Indenture Securities in order to limit its exposure to a rise in long-term interest rates.

                 10.      The Hedge Program may utilize one or more strategies

to fix and/or limit the interest-rate exposure on the U.S. Treasury component embedded in the ultimate cost of the New Indenture Securities.  Such strategies include: (i) a forward sale of exchange-traded future contracts, U.S.

Treasuries and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasuries (a "Put Options Purchase"), (iii) a Put Options

Purchase in combination with the sale of call options on U.S.  Treasuries (a

"Zero Cost Collar"), or (iv) some combination of the foregoing as described below in paragraphs 12 through 15.





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                 11.      Moreover, the Hedge Program may be executed

on-exchange ("On-Exchange Trades") through the opening of futures and/or options positions traded on the Chicago Board of Trade (the "CBOT") or off-exchange ("Off-Exchange Trades") through the opening of over-the-counter futures and/or option positions with one or more counterparties, or a combination of any of the foregoing.  CG may elect Off-Exchange Trades in order to avoid the execution costs associated with On-Exchange Trades.(1)

Additionally, Off-Exchange Trades may match more effectively the duration of the Hedge Program with the timing of the New Issuance.  While Off-Exchange

Trades, which are entered into with a financial counterparty such as an investment banking firm, commercial bank or other financial intermediary,

provide similar interest-rate protection as On-Exchange Trades, Off-Exchange

Trades do not have the credit support of the CBOT.  Accordingly, CG and the counterparty to the Off-Exchange Trade would bear the credit risk of the inability to perform.  To minimize this risk, CG may elect to diversify any

Off-Exchange Trades with multiple counterparties or only enter into trades with counterparties whose deposits or long-term debt have, at the time the

Off-Exchange Trades are entered into, no lower than an "BBB3" rating from

Moody's Investors Service, Inc., or an "BBB-" rating from Standard & Poor's

Ratings Group, or an equivalent rating from Fitch Investors Service or Duff &

Phelps.  Moreover, the duration of the Hedge Program will be short-term,

lasting from the date of execution until the date of the issuance of the New

Indenture Securities under the Plan, which is anticipated to occur prior to year end 1995.  The short length of the Hedge Program accordingly reduces this counterparty risk.  Whether an On-Exchange Trade or an





----------------------------------

   (1) Execution costs of On-Exchange Trades include opening the positions at the bid price and closing the positions at the asking price. The bid/ask spread is an embedded cost of executing On-Exchange Trades.

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Off-Exchange Trade, CG will hedge only the U.S. Treasury component of the interest rate risk exposure associated with the issuance of the New Indenture

Securities.

                 12.      A Forward Sale would be designed to lock in the U.S.

Treasury component of the New Indenture Securities at the then current U.S.

Treasury forward yield by selling ("shorting") in the U.S. Treasury futures market and/or by selling spot U.S. Treasuries forward.  CG would close out its short positions on or around the date of the issuance of the New Indenture

Securities by purchasing the U.S. Treasury future contracts and/or U.S

Treasuries previously sold.  With a Forward Sale utilizing a forward swap, CG would lock-in the swap rate (U.S. Treasury component + swap spread) by entering into a forward swap (with a counterparty) as the fixed rate payor.  The swap spread is due, in part, to the relative demand by investors and borrowers for fixed versus floating interest rates.  With a forward swap, CG would agree to enter into a fixed-to-floating rate swap as of a future settlement date on or about the date of the issuance of the New Indenture Securities.  CG would agree to pay a fixed rate and would receive, in turn, floating rate payments.  CG would then unwind the swap by entering a floating-to-fixed rate swap on or about the date of the issuance of the New Indenture Securities.  Each of the

Forward Sale alternatives would provide CG with similar lock-in protection with respect to future movements in U.S. Treasury rates.

                 13.      The alternative or alternatives ultimately selected

in connection with Forward Sales will depend on market conditions (i.e.,

pricing) at the time of entering the hedge position.  Since U.S. Treasury futures are traded on the CBOT, On-Exchange Trades would be available for

Forward Sales.  Under each of the Forward Sale alternatives, if long-term interest rates rise, prices of the shorted hedge contracts would fall resulting in gains to CG upon the closing by CG of the short





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contracts at a lower price.  The gains from the hedge positions would be offset over time from the higher financing costs of the New Indenture Securities.  If long-term interest rates decline, the losses by the hedge positions would be offset over time by the lower financing costs of the New Indenture Securities.

There is no up-front cost associated with such a strategy.

                 14.  A Put Options Purchase strategy would provide CG with the right, but not the obligation, to sell U.S.  Treasuries at a predetermined price or yield, thereby protecting CG from a rise in the rates for U.S.

Treasuries and allowing it to benefit from a decline in such rates.  To purchase this right, CG would be required to pay an up-front option premium.

Under a Put Option Purchase, if long-term interest rates rise, gains from the put option hedge positions will be offset over time by the higher financing costs of the New Debenture Securities.  If long-term interest rates decline, CG would benefit from the lower financing costs of the New Debenture Securities;

however, the cost of the option, which could be worthless upon its expiration,

would lower this benefit.

                 15.      A Zero Cost Collar strategy would entail CG acquiring

put options for the right to sell U.S. Treasuries forward at a predetermined price and yield (through a put option purchase), and selling call options giving a third party the right to buy the same U.S. Treasuries forward at a higher predetermined price and lower yield (a sale of a call option).

On-Exchange Trades would also be available since options are traded on the

CBOT.  CG would participate in market rate movements between the put options and the call options strike and yield levels.  If comparable U.S. Treasury yields rise above the put option strike level, CG would exercise the put options and lock in the puts' strike yield.  If the U.S. Treasury yield declines below the call options strike level, a counterparty would exercise the call options and CG would have locked in an interest rate floor at the calls'

strike





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yield.  As with the Forward Sale and Put Options Purchase strategies, gains from a rise in long-term interest rates above the put strike yield will be offset over time by the higher financing costs of the New Debenture Securities and losses from a decline in long-term interest rates below the call strike yield will be offset over time by the lower financing costs of the New

Indenture Securities.  Since the premiums for the put options under the Zero

Cost Collar strategy are financed with the premiums received from the sale of the call options, this strategy is often called "zero cost."

                 16.      The costs, if any, to CG's estate of the various

strategies will depend on the hedging transaction or transactions implemented.

The following discussion of the costs associated with various hedging strategies (using current market information) assumes that the full $2.1 billion of the New Indenture Securities will be hedged using each such strategy described below exclusively, and not in combination with any other strategy:

                          a. Forward Sales: This strategy would not require an up-front premium. There would be, however, cash costs to CG upon emergence from bankruptcy associated with a decline in interest rates between the time CG locks in a Forward Sales position and the date the New Indenture Securities are priced, thereby increasing CG's cost of capital associated with the New Indenture Securities above that which would have been achieved absent the Forward Sales. For a 25 basis point decrease in interest rates, CG's cash payment at termination would be approximately $45 million. For a 50 basis point decrease in interest rates, CG's cash payment at termination would be approximately $90 million. For a 75 basis point decrease in interest rates, CG's cash payment at termination would be approximately $140 million. For a 100 basis point decrease in interest rates, CG's cash payment at termination would be approximately $190 million. If long-term interest rates remain unchanged, no cash payments would be required by CG at termination and CG's cost of capital would be unaffected. If long-term interest rates rise, termination payments received by CG from counterparties will offset the higher financing costs of the New Debenture Securities resulting in a lower cost of capital for CG than that which would have been achieved absent the Forward Sale.

                          b. Put Options Purchase: This strategy would require an up-front premium of approximately $53 million with no cash payment upon termination if interest rates decline. If long-term interest rates were to decline between the time CG locks in a Put





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         Options Purchase strategy and the date the New Indenture Securities are priced, the $53 million premium would be offset, in part or in entirety, over time by the lower financing costs of the New Indenture Securities due to the expiration of the Put Options having no value. If long-term interest rates remain unchanged, the up-front premium would be the only cost of this strategy. If long-term interest rates rise, CG's option would be exercised resulting in gains that will offset the higher financing costs of the New Debenture Securities resulting in a lower cost of capital for CG than that which would have been achieved absent the Put Option Purchase.

                          c. Zero Cost Collar: This strategy would not require an up-front premium. There would be, however, cash costs to CG associated with interest rate decreases beyond the lower boundary established by the collar, thereby increasing CG's cost of capital associated with the New Indenture Securities above that which would have been achieved absent the Zero Cost Collar, which would require a cash payment upon termination of the hedging transaction upon CG's emergence from bankruptcy. For a 25 basis point decrease in interest rates below the lower boundary established by the collar, CG's cash payment at termination would be approximately $15 million. For a 50 basis point decrease below such boundary, CG's cash payment at termination would be approximately $60 million. For a 75 basis point decrease, CG's cash payment at termination would be approximately $110 million. For a 100 basis point decrease, CG's cash payment at termination would be approximately $160 million. If long-term interest rates remain unchanged, no cash payments would be required by CG at termination and CG's cost of capital would be unaffected. If long-term interest rates rise beyond the upper boundary established by the collar, termination payments received by CG from counterparties will partially offset the higher financing costs of the New Debenture Securities resulting in a lower cost of capital for CG.


                 17.      In order to provide the most flexibility in limiting

its exposure to long-term interest rates, CG also seeks authority to implement each of the strategies under the Hedge Program, after the approval of the

Creditors Committee and Equity Committee or their respective designates,

depending upon the strategy or strategies it deems appropriate at the time.

Such strategies may include the decision to lock in interest rates and/or limit

CG's exposure to interest rate increases.  All open positions under the Hedge

Program will be closed on or prior to the date of the issuance of the New

Indenture Securities and CG will not, at any time, take possession of the underlying securities.





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                 18.      Section 363 of the Bankruptcy Code requires the

Debtor to obtain approval for the Hedge Program.  Section 363(c)(1) of the

Bankruptcy Code permits a debtor-in-possession to enter into transactions in the ordinary course of business without notice or hearing, the clear implication thereof being that a debtor-in-possession cannot enter into a transaction outside the ordinary course without proper notice and hearing.

                 19.      Section 363(b)(1) provides that after notice and a

hearing a debtor may use property of its estate "other than in the ordinary course of business . . . ."  11 U.S.C. Section 363(b)(1).  Relevant case law in this circuit provides that use of property of a debtor's estate will be approved if the debtor can demonstrate its good faith and sound business justification for such a transaction.  Abbotts Dairies of Pennsylvania, Inc.,

788 F.2d 143 (3d Cir. 1986); In re Delaware Hudson Ry. Co., 124 B.R. 169 (D.

Del. 1991).

                 20.      There is prior precedent under section 363 for

authorizing a debtor to enter into a hedging transaction prior to its emergence from bankruptcy.  On November 25, 1991, the U.S. Bankruptcy Court for the

Southern District of Ohio authorized Federated Department Stores, Inc., Allied

Stores Corporation and Allied Stores Credit Corp. (together, "Federated"),

debtors and debtors in possession, to purchase "interest rate caps," another form of hedging instrument, in connection with Federated's proposed plan of reorganization.  Federated sought to expend up to $18 million to purchase the interest rate caps prior to the effective date of its Third Amended Joint Plan of Reorganization in order to protect itself from increases in debt servicing costs associated with approximately $2.3 billion in floating rate debt projected to be outstanding following its emergence from bankruptcy.





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                 21.      With respect to the Hedge Program, CG avers that it

has satisfied the sound-business-justification tests for purposes of section

363(b)(1), in that (i) the business reason for entering into the Hedge Program is to prudently limit CG's exposure to a potential rise in long-term interest rates from the time the hedging transactions are entered into until the date the New Indenture Securities are issued, (ii) notice of this Motion and the hearing thereon has been provided to all interested parties and all parties requesting notices in this case, (iii) the costs to the estate are fair and reasonable given the potential debt-cost savings and the risk of counterparty default, and (iv) the Hedge Program is being proposed by CG in good faith.

                 22.      Section 105(a) allows the Court to "issue any order,

process, or judgment that is necessary or appropriate to carry out the provisions of this title."  While the costs associated with the Hedge Program depend on the transaction or transactions ultimately entered into by CG, the nature of the transactions hereunder is such that the Debtor believes that

Bankruptcy Court approval is appropriate and needed to satisfy counterparties.

CG also submits that implementation of the Hedge Program may enable it to have one of the lowest long-term debt cost structures in its industry post-emergence from bankruptcy.

                 23.      In addition to Bankruptcy Court approval for the

implementation of the Hedge Program, approval of the U.S.  Securities and

Exchange Commission under PUHCA is necessary and is currently being sought.

                 24.      No prior motion for the relief sought herein has been

made to this or any other court.





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                 WHEREFORE, CG respectfully requests the Court to enter an

order in the form annexed hereto authorizing the Hedge Program, after the approval of the Creditors Committee and Equity Committee or their respective designates, including authorization for CG to take whatever actions it deems appropriate to or consistent with the purposes of the Hedge Program, and grant such other and further relief as the Court may deem just and proper.



Dated:   Wilmington, Delaware

           August 25, 1995

                                    YOUNG, CONAWAY, STARGATT & TAYLOR

                                      /s/ Robert S. Brady
                                    ---------------------------------
                                    James L. Patton, Jr.
                                    Robert S. Brady
                                    11th Floor - Rodney Square North
                                    P.O. Box 391
                                    Wilmington, Delaware  19899-0391
                                    (302) 571-6600


                                    STROOCK & STROOCK & LAVAN
                                    Lewis Kruger
                                    Robin E. Keller
                                    Seven Hanover Square
                                    New York, New York  10004
                                    (212) 806-5400


                                    CRAVATH, SWAINE & MOORE
                                    Worldwide Plaza
                                    825 Eighth Avenue
                                    New York, New York  10019
                                    (212) 474-1000
                                    Co-Counsel for the Debtors and Debtors-in-
                                    Possession





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                     IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE


In re                                      )       Chapter 11
                                           )
THE COLUMBIA GAS SYSTEM, INC. and          )
COLUMBIA GAS TRANSMISSION CORPORATION      )       Case Nos. 91-803 (HSB)
                                           )                    804
               Debtors.                    )


                AFFIDAVIT IN SUPPORT OF THE MOTION FOR AN ORDER
                AUTHORIZING THE IMPLEMENTATION OF INTEREST-RATE
                HEDGE PROGRAM BY THE COLUMBIA GAS SYSTEM, INC.


STATE OF DELAWARE         )
                          )       ss.:
COUNTY OF NEW CASTLE      )

                 Michael W. O'Donnell, being duly sworn, deposes and says:

                 1.       I am the Chief Financial Officer of The Columbia Gas

System, Inc. ("CG").  I make this affidavit in support of CG's motion for an

Order Authorizing an Interest-Rate Hedge Program (the "Motion").

                 2.       I have read the foregoing Motion, have personal

knowledge as to the facts stated therein and know them to be true and correct.

If called upon to testify as to such facts, I am qualified to competently so testify.


                    /s/ Michael W. O'Donnell
                 -------------------------------
                 Michael W. O'Donnell


Sworn to before me
this 25th day of August, 1995.

 /s /   Ellen M. Patterson
------------------------------------------
                 Notary Public
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                     IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE



In re                                      )       Chapter 11
                                           )
THE COLUMBIA GAS SYSTEM, INC. and          )
COLUMBIA GAS TRANSMISSION CORPORATION      )       Case Nos. 91-803 (HSB)
                                           )                    804
                          Debtors.         )


             ORDER AUTHORIZING THE IMPLEMENTATION OF INTEREST-RATE
                 HEDGE PROGRAM BY THE COLUMBIA GAS SYSTEM, INC.



                 Upon the motion of The Columbia Gas System, Inc., debtor and debtor-in-possession ("CG") dated August 25, 1995, (the "Motion") for an Order

Authorizing an Interest-Rate Hedge Program (the "Hedge Program"); and after due and proper notice as previously ordered by this Court; a hearing on the Motion having been held on September 29, 1995; and after due deliberation and sufficient cause appearing therefore, it is hereby

                 ORDERED that the Motion is hereby granted; and it is further

                 ORDERED that CG is authorized to implement the Hedge Program,

after first obtaining the approval of the Official Committee of Unsecured

Creditors for CG and the Official Committee of Equity Security Holders for CG

or their respective designates, as described more fully

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in the Motion, including authorization for CG to take whatever actions it deems appropriate to or consistent with the purposes of the Hedge Program, using whatever strategy or strategies it deems appropriate at the time.



Dated:   Wilmington, Delaware

September 29, 1995




                                   /s/ HELEN S. BALICK
                                  -----------------------------------
                                  The Honorable Helen S. Balick
                                  United States Bankruptcy Judge





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